Musician’s Exchange

June 4, 2009

Ta Tanisha Meadows
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Musician’s Exchange Item 4.01 Form 8-K Filed May 15, 2009 File No. 333-149446

Dear Ta Tanisha Meadows,

This correspondence is in response to your letter dated May 19, 2009 in reference to our filing of the Item 4.01 Form 8-K Filed May 15, 2009 on the behalf of Musician’s Exchange, File No. 333-149446.

Item 4.01 8-K filed May 15, 2009

1.
We note that your Board of Directors approved the engagement of Moore & Associates, Chartered on May 11, 2009.  Please disclose the date you actually engaged the new accountant as required by paragraph (a)(2) of Item 304 of Regulation S-K.

Answer: We have amended our filing on Form 8-K to include the date the new accountant was engaged.

2.
We note your disclosure that you intend to file the letter from your former accountant in an amended filing. Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Answer:  We have included Exhibit 16 – Former Auditor’s Letter to the filing of the amended 8-K.

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

/S/ Daniel R. Van Ness
    Daniel R. Van Ness, Chief Executive Officer
    Musician’s Exchange

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group